Dean Witter Spectrum Series
Monthly Report
February 1999

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Dean Witter Spectrum Funds as of February 28, 1999 was as follows:

Funds                    N.A.V.                    % change for month
Spectrum Global Balanced $15.98                             -0.08%
Spectrum Select          $24.37                              5.42%
Spectrum Strategic       $12.45                            11.71%
Spectrum Technical       $15.70                              2.52%

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, relatively flat performance was recorded during the month as gains in the managed futures component offset losses experienced in the global stock and bond components. Short futures positions in soybeans and soybean products profited as prices in these markets declined to 23-year lows in reaction to a healthy South American crop outlook, weak world demand and fears that Brazil will flood the market in an effort to support their ailing economy. In the currency markets, gains were recorded from short positions in the Singapore dollar as its value slid to a 5-month low versus the U.S. dollar in reaction to the soft Japanese yen and the subsequent regional economic concerns in the Pacific Rim. Gains were also recorded in the metals market from long positions in nickel futures as prices rose to a nine-month high on reports of a drawdown in inventories. In soft commodities, gains were recorded from short sugar futures positions as sugar prices fell to an 11 one half year low in anticipation of a record harvest in Brazil, an increase in Brazilian exports to aid its ailing economy and low world demand, particularly in Russia. Offsetting losses were recorded in the global stock index futures component from long German stock index futures positions as German equity prices moved lower during mid-month on concerns regarding the financial stability of Asia, Russia and Brazil combined with higher global bond yields. Smaller losses were recorded from long S&P 500 Index futures positions as domestic equity prices also moved lower amid rising bond yields and on concerns that the Federal Reserve may raise interest rates in an effort to control inflation. In the global interest rate futures component of the balanced portfolio, losses were recorded early in the month from long German government bond positions as prices declined amid sluggish economic data in Germany. Smaller losses were recorded from long U.S. interest rate futures positions as prices dropped in reaction to Federal Reserve Chairman Alan Greenspan's warnings in Congressional testimony later in the month that a strong economy could reignite inflation.

In Spectrum Select, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, gains were recorded during February primarily from short futures positions in soybean and soybean oil as prices trended steadily lower amid a healthy South American crop, weak world demand and fears that Brazil will flood the market in an effort to aid their ailing economy. Additional profits were recorded from short wheat and corn futures positions on reports of ample supplies and the prospect of a large U.S. crop this year. In the currency markets, gains were recorded from short British pound positions as the value of the pound declined versus the U.S. dollar due to the possibility of an interest rate cut by the Bank of England and speculation that Great Britain may soon join the European common currency. Additional gains were recorded from short positions in the euro as the value of the common European currency fell versus the U.S. dollar. The euro's weakness was attributed primarily to a recent economic slowdown in that region and fears that the European Central Bank would cut interest rates. Gains were also recorded in global interest rate futures markets from short U.S. interest rate futures positions as domestic bond prices fell significantly during the month. Strong economic data and warnings by Federal Reserve Chairman Alan Greenspan that inflation may be on the horizon for the U.S., pushed bond prices lower and forced yields higher during the month. In soft commodities, gains were recorded from short orange juice futures positions as prices plummeted to a 13-month low during mid-month in response to a USDA report that unexpectedly raised Florida and U.S. crop estimates. Gains were also recorded in the metals markets from long positions in silver futures as prices moved sharply higher early in the month following talk of a reduction in warehouse stocks, buying by speculative investment funds and rumors that Warren Buffet may again be participating in the silver market. A portion of the Fund's overall gains was offset by losses recorded in the global stock index futures markets from long futures positions in U.S. stock indices as domestic equity prices finished the month lower amid rising bond yields. Concerns that strong economic growth in the U.S. would lead to an interest rate hike by the Federal Reserve, resulted in this sell-off in the equity markets.

In Spectrum Strategic, a Fund managed by three trading advisors who employ fundamental trading methodologies, gains were recorded during February primarily from short U.S. interest rate futures positions as prices dropped in reaction to Federal Reserve Chairman Alan Greenspan's warnings in Congressional testimony that a strong economy could reignite inflation, thus increasing the prospects of an interest rate hike. Additional gains were recorded from short German government bond futures positions as bond prices moved lower on fears the U.S. may raise rates and that rising Japanese bond yields may attract assets to yen-denominated investments. In the currency markets, gains were recorded from short positions in the euro as the value of the common European currency fell versus the U.S. dollar. The euro's weakness against the dollar was attributed to fears that the European Central Bank may cut continental interest rates amid a recent economic slowdown in that region. Strong economic data out of the U.S. and speculation that the G-7 summit would lead to a stronger dollar also weighed on the euro. In the global stock index futures markets, gains were recorded from short positions in S&P 500 Index futures as domestic stock prices declined as yet another jump in long-term interest rates rattled Wall Street, prompting investors to question whether the market's valuations are too lofty. A portion of the Fund's overall gains was offset by losses recorded in the energy markets from long futures positions in crude oil and its refined products, unleaded gas and heating oil, as oil prices declined early in the month on mild U.S. weather conditions. In the soft commodities markets, losses were experienced from long cocoa futures positions as prices in this market hit a new contract low during mid-month on an overabundance of speculative sales.

In Spectrum Technical, a Fund managed by three trading advisors who employ long-term technical trend-following trading systems, gains were recorded during February primarily from short futures positions in soybean and soybean oil as prices trended steadily lower amid a healthy South American crop, weak world demand and fears that Brazil will flood the market in an effort to aid their ailing economy. Additional profits were recorded from short wheat and corn futures positions on reports of ample supplies and the prospect of a large U.S. crop this year. In the currency markets, gains were recorded from short British pound positions as the value of the pound declined versus the U.S. dollar due to the possibility of an interest rate cut by the Bank of England and speculation that Great Britain may soon join the European common currency. Additional gains were recorded from short positions in the euro as the value of the common European currency fell versus the U.S. dollar. The euro's weakness was attributed primarily to a recent economic slowdown in that region and fears that the European Central Bank would cut interest rates. Gains were also recorded in the metals markets from long positions in silver futures as prices moved sharply higher early in the month following talk of a reduction in warehouse stocks, buying by speculative investment funds and rumors that Warren Buffet may again be participating in the silver market. In soft commodities, gains were recorded from short cotton futures positions as cotton prices also declined due to heavy technically based selling and amid fears that Brazil's financial troubles will have an adverse effect on supply and demand. A portion of the Fund's overall gains was offset by losses recorded in the global stock index futures markets from long futures positions in U.S. stock indices as domestic equity prices finished the month lower amid rising bond yields. Concerns that strong economic growth in the U.S. would lead to an interest rate hike by the Federal Reserve, resulted in this sell-off in the equity markets. Losses were also recorded in the global interest rate futures markets from long German bond futures positions as prices declined due to sluggish economic data out of Germany and amid speculation that Japanese investors would sell international bonds.

Please be advised that during the month of April the General Partner will change each Partnership's name as follows: Dean Witter Spectrum Global Balanced L.P. will become Morgan Stanley Dean Witter Spectrum Global Balanced L.P., Dean Witter Spectrum Select L.P. will become Morgan Stanley Dean Witter Spectrum Select L.P., Dean Witter Spectrum Strategic L.P. will become Morgan Stanley Dean Witter Spectrum Strategic L.P., and Dean Witter Spectrum Technical L.P. will become Morgan Stanley Dean Witter Spectrum Technical L.P.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two World Trade Center, 62nd Floor New York , NY 10048, or your Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
President
Demeter Management Corporation
General Partner

Historical Fund Performance
Presented below is the percentage change in Net Asset Value per Unit from the start of each calendar year the Fund has traded.  Also provided is the inception-to-date return and the annualized return since inception for the
Fund.  PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999 (2 months)                -0.1%

                    Inception-to-Date Return:          59.8%
                    Annualized Return:                           11.4%

___________________________________________________________________________
__________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999 (2 months)
2.4%

                    Inception-to-Date Return:               143.7%
                    Annualized Return               12.5%
___________________________________________________________________________
__________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999 (2 months)                 7.8%

                    Inception-to-Date Return:                24.5%
                    Annualized Return:               5.2%
___________________________________________________________________________
__________
Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999 (2 months)                                  -
2.6%

                    Inception-to-Date Return:                57.0%
                    Annualized Return:             11.0%
___________________________________________________________________________
__________

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended February 28, 1999
(Unaudited)
                                                      Dean Witter Spectrum
Global Balanced         Dean Witter Spectrum Select
                                        Percent of
Percent of
                                        February 1, 1999
February 1, 1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                     $        %                $            %
REVENUES
Trading Profit (Loss):
  Realized                        943,272             2.02           5,293,277
2.69
  Net change in unrealized       (909,016)           (1.94)          6,514,860
3.31
  Total Trading Results            34,256             0.08          11,808,137
6.00
Interest Income (DWR)             155,239             0.33
541,965                           0.28
  Total Revenues                  189,495             0.41
12,350,102                        6.28

EXPENSES
Brokerage fees (DWR)              179,314             0.38           1,188,787
0.61
Management fees                            48,727      0.11
491,912                           0.25
Incentive fees                         -                 -                   -
-
  Total Expenses                  228,041             0.49
1,680,699                         0.86
NET INCOME (LOSS)                 (38,546)           (0.08)
10,669,403                        5.42

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended February 28, 1999
(Unaudited)
                        Dean Witter Spectrum Global Balanced              Dean
Witter Spectrum Select   .
                       Units          Amount    Per Unit         Units
Amount      Per Unit

                                           $          $
$          $
Net Asset Value,
 February 1, 1999      2,925,302.570  46,777,903    15.99     8,513,582.331
196,764.729   23.11
Net Income (Loss)             -          (38,546)   (0.01)          -
10,669,403    1.26
Redemptions              (30,952.344)   (494,618)   15.98       (65,283.432)
(1,590,957)  24.37
Subscriptions             74,150.590   1,184,927    15.98       151,801.689
3,699,408   24.37
Net Asset Value,
  February 28, 1999    2,968,500.816  47,429,666   15.98      8,600,100.588
209,542,583  24.37

The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Statements of Operations
For the Month Ended February 28, 1999
(Unaudited)
                                                             Dean Witter
Spectrum Strategic     Dean Witter Spectrum Technical.
                                        Percent of
Percent of
                                        February 1, 1999
February 1, 1999
                                 Amount Net Asset Value          Amount
Net Asset Value
                                   $          %                $            %
REVENUES
Trading Profit (Loss):
  Realized                      4,354,660              6.36          4,032,549
1.63
  Net change in unrealized      5,127,754              7.49          3,867,747
1.56
  Total Trading Results         9,482,414             13.85          7,900,296
3.19
Interest Income (DWR)             190,379              0.28
653,548                           0.26

  Total Revenues                9,672,793             14.13          8,553,844
3.45

EXPENSES
Brokerage fees (DWR)              413,857      0.61             1,494,436
0.60
Management fees                   222,670      0.33               824,517
0.33
Incentive fees                  1,012,167      1.48                     -
-
 Total Expenses                 1,648,694      2.42             2,318,953
0.93
NET INCOME (LOSS)               8,024,099     11.71             6,234,891
2.52

Dean Witter Spectrum Series
Statements of Changes in Net Asset Value
For the Month Ended February 28, 1999
(Unaudited)
                          Dean Witter Spectrum Strategic            Dean Witter
Spectrum Technical
                       Units          Amount    Per Unit         Units
Amount      Per Unit
                                           $          $
$          $
Net Asset Value,
 February 1, 1999      6,148,083.802  68,500,533    11.14    16,148,502.050
247,354,967   15.32
Net Income (Loss)             -        8,024,099     1.31           -
6,234,891    0.38
Redemptions              (62,584.626)   (779,179)   12.45      (128,007.749)
(2,009,722)  15.70
Subscriptions             68,705.540     855,384    12.45       312,914.075
4,912,751   15.70
Net Asset Value,
  February 28, 1999    6,154,204.716  76,600,837   12.45     16,333,408.376
256,492,887  15.70

The accompanying notes are an integral part of these financial statements.

Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Dean Witter Spectrum Global Balanced L.P. (formally known as Dean Witter Spectrum Balanced L.P.)("Spectrum Balanced"), Dean Witter Spectrum Select L.P. (formally known as Dean Witter Select Futures Fund L.P.) ("Spectrum Select"), Dean Witter Spectrum Strategic L.P. ("Spectrum Strategic") and Dean Witter Spectrum Technical L.P. ("Spectrum Technical") (individually, a "Partnership", or collectively, the "Partnerships") are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts and on physical commodities, and other futures interests, including foreign currencies, financial instruments, precious and industrial metals, energy products, and agriculturals (collectively, "futures interests"). The general partner for each Partnership is Demeter Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley Dean Witter & Co. ("MSDW").

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by the General and Limited Partners based upon their proportional ownership interests.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market and the resulting unrealized gains and losses are reflected in income. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements), for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical and 100% in the case of Spectrum Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury Bills. For purposes of such interest payments, Net Assets do not include monies due to the Partnership on forward contracts and other futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per Unit is computed using the weighted average number of units outstanding during the period.

Brokerage and Related Transaction Fees and Costs - Brokerage fees for Spectrum Balanced are accrued at a monthly rate of 1/12 of 4.60% of the Net Assets as of the first day of each month.

Brokerage fees for Spectrum Select, Spectrum Strategic and
Spectrum Technical are accrued at a monthly rate of 1/12 of 7.25% of the Net Assets as of the first day of each month.

Dean Witter Spectrum Series
Notes to Financial Statements -
(Continued)



Such fees will cover all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than on redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset Value per Unit as of the opening of business on the first day of the month. No selling commissions or charges related to the continuing offering of Units will be paid by the Limited Partners or the Partnership. DWR will pay all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value Per Unit as of the end of the last day that is six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month, which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreement) without paying additional charges.

Dissolution of the Partnership - Spectrum Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date if certain conditions occur as defined in each Partnership's Limited Partnership Agreement.

2.  Related Party Transactions

Each Partnership pays brokerage fees to DWR as described in
Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1. Each Partnership is authorized to issue and sell Units at Monthly Closings at a price per Unit equal to 100% of the Net Asset Value of a Unit of such Partnership as of the close of business on the date of such monthly closing.

3.  Trading Advisors

Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:

Dean Witter Spectrum Global Balanced L.P.
  RXR, Inc.

Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Dean Witter Spectrum Strategic L.P.
  Blenheim Investments, Inc.
  Stonebrook Capital Management, Inc.
  Willowbridge Associates Inc.

Dean Witter Spectrum Technical L.P.
  Campbell & Company, Inc.
  Chesapeake Capital Corporation
  John W. Henry & Company, Inc. ("JWH")

Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)




Compensation to the trading advisors by the Partnerships consists of a management fee and an incentive fee as follows:

Management Fee - The management fee is accrued to Spectrum
Balanced at a rate of 5/48 of 1% of the Net Assets on the first day of each month (a 1.25% annual rate).

Management fees are accrued to Spectrum Technical at a rate of 1/3 of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

Management fees are accrued to Spectrum Select at a rate of one fourth of 1% per month of the Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

Management fees are accrued to Spectrum Strategic at a rate of 1/12 of 4% of the Net Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% of the Net Assets allocated to Stonebrook on the first day of each month.

Incentive Fee - Spectrum Balanced, Spectrum Strategic and Spectrum Select pay a monthly incentive fee equal to 15% of the "Trading Profits" as defined in their Limited Partnership Agreements, experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month.

Spectrum Technical pays a monthly incentive fee equal to 15% of the Trading Profits experienced with respect to the Net Assets allocated to Campbell and JWH as of the end of each calendar month, and 19% of the Trading Profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month.


For all Partnerships, if a trading advisor has experienced "Trading Losses" with respect to their allocated Net Assets at the time of a supplemental closing, the trading advisor must earn back such losses plus a pro-rata amount related to the funds allocated to the trading advisor at supplemental closing before the trading advisor is eligible for an incentive fee.